UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

WHITE RIVER CAPITAL, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

96445P105
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the file pursuant to which this Schedule is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 96445P105

1.	Names of Reporting Persons:	John M. Eggemeyer
I.R.S. Identification Nos. of the above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	52,119

	6.	Shared Voting Power	675,273

	7.	Sole Dispositive Power	52,119

	8.	Shared Dispositive Power	675,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	727,392

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	19.1%

12.	Type in Reporting Person (See Instructions)

John M. Eggemeyer - IN
(John M. Eggemeyer is 100% owner of Eggemeyer Advisory Corp., which is a controlling member of Castle Creek Capital LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP (“Funds”) and thus can be construed to control the shares owned by the Funds but disclaims beneficial ownership of such shares held by the Funds).

CUSIP No. 96445P105

1.	Names of Reporting Persons:	Eggemeyer Advisory Corp.
I.R.S. Identification Nos. of the above Persons (entities only)
Federal ID No.: 36-4104569

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	0

	6.	Shared Voting Power	675,273

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	675,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	675,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	17.7%

12.	Type in Reporting Person (See Instructions)

CO (Corporation 100% owned by John M. Eggemeyer)
(Eggemeyer Advisory Corp. is a controlling member of Castle Creek Capital LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP (“Funds’) and may be construed to control the shares owned by the Funds but disclaims beneficial ownership of such shares held by the Funds).

CUSIP No. 96445P105

1.	Names of Reporting Persons:	William J. Ruh
I.R.S. Identification Nos. of the above Persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	26,523

	6.	Shared Voting Power	675,273

	7.	Sole Dispositive Power	26,523

	8.	Shared Dispositive Power	675,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	701,796

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	18.4%

12.	Type in Reporting Person (See Instructions)

William J. Ruh - IN
(William J. Ruh is 100% owner of WJR Corp., which is a controlling member of Castle Creek LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP (“Funds”) and thus can be construed to control the shares owned by the Funds but disclaims beneficial ownership of such shares held by the Funds).

CUSIP No. 96445P105

1.	Names of Reporting Persons:	WJR Corp.
I.R.S. Identification Nos. of the above Persons (entities only)
Federal ID No.: 36-4046499

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	0

	6.	Shared Voting Power	675,273

	7.	Sole Dispositive Power	0

	8.	Shared Dispositive Power	675,273

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	675,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	17.7%

12.	Type in Reporting Person (See Instructions)

CO (Corporation 100% owned by William J. Ruh)
(WJR Corp. is a controlling member of Castle Creek Capital LLC, which is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP (“Funds’) and may be construed to control the shares owned by the Funds but disclaims beneficial ownership of such shares held by the Funds).

CUSIP No. 96445P105

1.	Names of Reporting Persons:	Castle Creek Capital, LLC
I.R.S. Identification Nos. of the above Persons (entities only)
Federal ID No.: 36-4073477

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	675,273

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	675,273

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	675,273

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	17.7%

12.	Type in Reporting Person (See Instructions)

PN
(Castle Creek Capital LLC is the sole managing general partner of Castle Creek Capital Partners Fund IIa, LP and Castle Creek Capital Partners Fund IIb, LP (“Funds”) and as such can be construed to control the shares owned by the Funds but disclaims beneficial ownership of such shares held by the Funds).

CUSIP No. 96445P105

1.	Names of Reporting Persons:	Castle Creek Capital Partners Fund IIa, LP
I.R.S. Identification Nos. of the above Persons (entities only)
Federal ID No.: 68-0415156

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	474,741

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	474,741

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	474,741

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	12.5%

12.	Type in Reporting Person (See Instructions)

	PN

CUSIP No. 96445P105

1.	Names of Reporting Persons:	Castle Creek Capital Partners Fund IIb, LP
I.R.S. Identification Nos. of the above Persons (entities only)
Federal ID No.: 68-0415157

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

Not applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
	5.	Sole Voting Power	200,532

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	200,532

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	200,532

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	X

11.	Percent of Class Represented by Amount in Row (9)	5.3%

12.	Type in Reporting Person (See Instructions)

	PN

Item 1.

(a)	Name of Issuer:	White River Capital, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	250 N. Shadeland Avenue Indianapolis, IN 46268

Item 2.

(a)	Name of Person Filing:	1.	John M. Eggemeyer
		2.	Eggemeyer Advisory Corp.
		3.	William J. Ruh
		4.	WJR Corp.
		5.	Castle Creek Capital, LLC
		6.	Castle Creek Capital Partners Fund IIa, LP
		7.	Castle Creek Capital Partners Fund IIb, LP

(b)	Address of Principal Business Office or, if none, Residence:		6110 El Tordo Rancho Santa Fe, California 92067

(c)	Citizenship:	1.	John M. Eggemeyer is a United States citizen
		2.	Eggemeyer Advisory Corp. is a Delaware corporation
		3.	William J. Ruh is a United States citizen
		4.	WJR Corp. is a Delaware corporation
		5.	Castle Creek Capital, LLC is a Delaware limited liability company
		6.	Castle Creek Capital Partners Fund IIa, LP is a Delaware limited partnership
		7.	Castle Creek Capital Partners Fund IIb, LP is a Delaware limited partnership

(d)	Title of Class of Securities:		Common Stock, no par value

(e)	CUSIP Number:		96445P105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);	N/A

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:	1.	John M. Eggemeyer	727,392
		2.	Eggemeyer Advisory Corp.	675,273
		3.	William J. Ruh	701,796
		4.	WJR Corp.	675,273
		5.	Castle Creek Capital, LLC	675,273
		6.	Castle Creek Capital Partners Fund IIa, LP	474,741
		7.	Castle Creek Capital Partners Fund IIb, LP	200,532

(b)	Percent of Class:	1.	John M. Eggemeyer	19.1%
		2.	Eggemeyer Advisory Corp.	17.7%
		3.	William J. Ruh	18.4%
		4.	WJR Corp.	17.7%
		5.	Castle Creek Capital, LLC	17.7%
		6.	Castle Creek Capital Partners Fund IIa, LP	12.5%
		7.	Castle Creek Capital Partners Fund IIb, LP	5.3%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	1.	John M. Eggemeyer	52,119
		2.	Eggemeyer Advisory Corp.	0
		3.	William J. Ruh	26,523
		4.	WJR Corp.	0
		5.	Castle Creek Capital, LLC	675,273
		6.	Castle Creek Capital Partners Fund IIa, LP	474,741
		7.	Castle Creek Capital Partners Fund IIb, LP	200,532

	(ii) Shared power to vote or to direct the vote:	1.	John M. Eggemeyer	675,273
		2.	Eggemeyer Advisory Corp.	675,273
		3.	William J. Ruh	675,273
		4.	WJR Corp.	675,273
		5.	Castle Creek Capital, LLC	0
		6.	Castle Creek Capital Partners Fund IIa, LP	0
		7.	Castle Creek Capital Partners Fund IIb, LP	0

(iii)	Sole power to dispose or to direct the disposition:	1.	John M. Eggemeyer	52,119
		2.	Eggemeyer Advisory Corp.	0
		3.	William J. Ruh	26,523
		4.	WJR Corp.	0
		5.	Castle Creek Capital, LLC	675,273
		6.	Castle Creek Capital Partners Fund IIa, LP	474,741
		7.	Castle Creek Capital Partners Fund IIb, LP	200,532

(iv)	Shares power to dispose or to direct the disposition:	1.	John M. Eggemeyer	675,273
		2.	Eggemeyer Advisory Corp.	675,273
		3.	William J. Ruh	675,273
		4.	WJR Corp.	675,273
		5.	Castle Creek Capital, LLC	0
		6.	Castle Creek Capital Partners Fund IIa, LP	0
		7.	Castle Creek Capital Partners Fund IIb, LP	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See attached exhibit.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006	/s/ John M. Eggemeyer III
John M. Eggemeyer III

EGGEMEYER ADVISORY CORP.

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III President

/s/ William J. Ruh
William J. Ruh

WJR CORP.

	By:	/s/ William J. Ruh
William J. Ruh President

CASTLE CREEK CAPITAL, LLC

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND IIA, LP

	By:	Castle Creek Capital, LLC, General Partner

	By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III President

CASTLE CREEK CAPITAL PARTNERS FUND IIB, LP

	By:	Castle Creek Capital, LLC, General Partner

	By:	/s/ John M. Eggemeyer, III
John M Eggemeyer, III President

EXHIBIT INDEX

Exhibit	Description

Exhibit A
Agreement of Joint Filing, dated as of February 10, 2006, by and among John M. Eggemeyer, Eggemeyer Advisory Corp., William J. Ruh, WJR Corp., Castle Creek Capital, LLC, Castle Creek Partners Fund IIa, LP and Castle Creek Partners Fund IIb, LP.

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, no par value per share, of White River Capital, Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 10, 2006.

/s/ John M. Eggemeyer III			CASTLE CREEK CAPITAL PARTNERS FUND
John M. Eggemeyer III			IIA, LP

		By:	Castle Creek Capital, LLC, General Partner
EGGEMEYER ADVISORY CORP.
		By:	/s/ John M. Eggemeyer III
By:	/s/ John M. Eggemeyer III		John M. Eggemeyer III
	John M. Eggemeyer III		President
President

CASTLE CREEK CAPITAL PARTNERS FUND
/s/ William J. Ruh			IIB, LP
William J. Ruh
		By:	Castle Creek Capital, LLC, General Partner

WJR CORP.		By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III
By:	/s/ William J. Ruh		President
William J. Ruh
President

CASTLE CREEK CAPITAL, LLC

By:	/s/ John M. Eggemeyer III
John M. Eggemeyer III
President